UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Geoship SPC

Legal status of issuer

    Form
    Social Purpose Corporation

    Jurisdiction of Incorporation/Organization
    Washington

    Date of organization
    January 24, 2014

Physical address of issuer
12394 Bitney Springs Rd, Nevada City, CA 95959

Website of issuer
geoship.is

Current number of employees
7

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,130,032.00	$12,072.00
Cash & Cash Equivalents	$500,065.00	$7,265.00
Accounts Receivable	$9,520.00	-$2,350.00
Short-term Debt	$38,480.00	$12,901.00
Long-term Debt	$1,158,220.00	$181,911.00
Revenues/Sales	$0.00	$39,600.00
Cost of Goods Sold	$94,911.00	$1,806.00
Taxes Paid	$0.00	$0.00
Net Income	-$863,266	-$54,593.00

4/20/2020

FORM C-AR

Geoship SPC



      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Geoship SPC, a Washington Social Purpose Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at geoship.is no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 4/20/2020

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Geoship SPC (the "Company") is a Washington Social Purpose Corporation formed on January 24, 2014. The Company is located and has a principal address at 12394 Bitney Springs Rd, Nevada City, CA 95959. The Company's website is geoship.is.

The Company conducts business in California. The information available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The following risks are related to the Company's business and industry and are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

We are an early stage company and have not yet generated any profits.
Geoship raised it's first round of capital in June 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Geoship has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable at any time in the future or, even if we are profitable, that we will generate sufficient revenues to pay dividends to the holders of the shares.

We may not have sufficient capital and may be required to raise additional capital.
We anticipate needing access to credit in order to support our capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit on favorable terms, or at all, when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity would require bringing on additional investors, which could necessitate pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced below its current price, your ownership percentage would be decreased as a result of the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Any valuation at this stage is difficult to assess.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and the Company's self-assessed value may be overpriced.

The Company's success is heavily dependent on certain key personnel.
The Company is dependent on it's founders Morgan Bierschenk, who is its CEO, Adam Bierschenk who is it's Engineering Director, and Bastiaan Kools who is Creative Director in order to execute its business plan. The loss of one of its founders would have a material adverse impact on the Company's business, financial condition, cash flow and results of operations. The Company has not purchased any key person insurance policies with respect to its founders. Therefore, if any were to die or become disabled, the Company would not receive any financial compensation to assist it with such person's absence. While the Company intends to purchase such insurance coverage on both individuals in the future, there can be no assurance that it will do so or that such coverage would be available or affordable.

Our new product could fail to achieve our sales projections.
Our growth projections are based on an assumption that with an increased marketing budget our products will be able to more rapidly gain traction in the marketplace. However, it is possible that the Geoship Dome will fail to gain significant market acceptance for any number of reasons. If it fails to achieve significant sales and acceptance in the marketplace, it could materially and adversely impact the value of your investment.

The transferability of Shares purchased in the Company's Regulation CF offering is limited.
Any Common Stock that was purchased through the Company's Regulation CF offering, conducted in 2020, are subject to SEC limitations of transfer. This means that those Shares cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Investments made in the Company's Regulation CF offering could be illiquid for a long time.
Shareholders who purchased Shares in the Company's Regulation CF offering, conducted in 2020, should be prepared to hold this investment for several years or longer. For the 12 months following such purchase there are restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Furthermore, in the event of an underwritten public offering of the Company's Common Stock, then during the 180-day period following the effective date of such public offering (or such longer period as the underwriters or the Company shall request in order to facilitate compliance with NASD Rule 2711 or NYSE Member Rule 472 or any successor or similar rule or regulation), if requested by the Company, you will not be permitted to sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, any of the Company Shares that you hold.

Interest on debt securities could increase costs and negatively impact operating results.
Preferred stock could be issued by the Company from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors

may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Any projected results cannot be guaranteed.
Developing new products and technologies entails significant risks and uncertainties. Delays or cost overruns in the production and shipping of our Geoship Domes and future products, if any, and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could have a material adverse effect on our operating performance and results of operations.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
To be successful, the Company requires capable people to run its day to day operations, in addition to its founders. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including shipping, accounting, legal work, public relations, advertising, and installations. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, the Company could be adversely impacted by our reliance on third parties and their performance.

Litigation
To date, the company has not had litigation filed against it. However, in the normal course of business, the Company could become involved in various lawsuits and legal proceedings. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business.

The Company does not anticipate paying any cash dividends for the foreseeable future.
To date, the Company has not paid any dividends to its shareholders. It currently intends to retain future earnings, if any, to support its business and does not intend to pay any dividends to its shareholders in the foreseeable future.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We are not required to complete an attestation about our financial controls that would be required of public companies under Section 404 of the Sarbanes-Oxley Act of 2002; nor do we have the internal infrastructure necessary to complete such an attestation. There can be no assurance that

there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our outstanding loan agreements are secured by the Company's assets and may affect our ability to borrow in the future.
There are currently outstanding loans to the Company in the aggregate amount of $1,158,000 borrowed by the Company from outside investors. The Company's obligations under one of these loans are secured by a first priority security interest in the Company's land and all improvements to the land at 12435 Bitney Springs Rd, Nevada City, CA. The applicable loan and security agreements limit the Company's ability to grant or allow the imposition of any other lien or security interest upon the land. This may restrict or limit the ability of the Company to borrow additional funds.

Our business projections are only projections.
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, or even if we do, that we will be able to make a profit. To date, the Company has not had any profits.

Terms of subsequent financings may adversely impact your investment.
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of each share of the Company's Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Developing new products and technologies entails significant risks and uncertainties.
Delays or cost overruns in the production and shipping of our Geoship Domes and future products, if any, and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights.
The Common Stock that an investor is buying is subject to a voting proxy agreement, and such holders Common Stock will have no independent voting rights in the Company. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.
We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our company is not yet generating revenue and future sources of revenue may not be sufficient to meet our future capital

requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations. To the extent that we raise additional capital through the sale of equity or debt securities, your ownership interest will be diluted and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. There is no guarantee that we will be able to raise additional capital, whether through a debt or equity financing, on favorable terms or at all. The incurrence of indebtedness would result in increased fixed payment obligations and could involve restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous

terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company will have to raise additional funds in order to sustain its current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

We have not prepared any audited financial statements.
Our financials were reviewed by a CPA in April 2020, but the financials provided in this report were not reviewed by any 3rd party. You have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position in the period or periods for which determination is made.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser of the Company's securities is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

We rely on other companies to provide raw materials for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may

be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Customers often finance purchases of our products, particularly homes.
Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates have impaired customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's

employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as construction where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.
Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage

to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our products and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

BUSINESS

Description of the Business
We design and manufacture ceramic building components that are assembled on site into homes and auxiliary dwellings.

Business Plan
Geoship introduces a new technology for the mass manufacturing of affordable regenerative homes. We transform raw minerals and natural fibers into finished building components. Our components are packed into a shipping container and assembled on-site. By sourcing raw minerals, molding all-ceramic components, and constructing finished homes, our approach reduces the costs and inefficiencies that have plagued the home building industry. In addition to building homes, in the future we plan to supply ceramic materials for a wide variety of applications across the built environment.

History of the Business
The Company's Products and/or Services

Product / Service	Description	Current Market
Bioceramic Dome	An affordable regenerative geodesic dome.	Housing and Auxiliary Dwellings

We offer geodesic domes, manufactured at our commercial location in Nevada City, CA, and shipped to the customer's site in a standard container.

Competition
The Geoship technology is relevant to the homebuilding and construction market, which includes single family homes, multi-family homes, auxiliary dwellings, and building materials. The total addressable market for housing in this category was 1.29 million in the US in 2020. Housing starts in the US soared 19.4 percent month-over-month to an annualized rate of 1.739 million in March of 2021 (statistia). It is the highest reading since June of 2006.

We believe that there are several companies that develop geodesic domes for the housing market. They generally utilize one of the following construction technologies: conventional wood frame construction, metal frames with fabric skins. Some of these companies are actual or potential competitors of the Company.

We believe that each of the aforementioned methodologies has inherent flaws with respect to health (mold and potentially toxic materials), sustainability (relatively high embodied energy and operational energy), and resilience (materials that burn, rot, and corrode). We also believe there has never been a real brand established for geodesic homebuilding. Many of the benefits of geodesic homes, especially when combined with ceramic materials, are not yet understood by the market or the industry. Today geodesic housing accounts for a fraction of a percentage of the US housing market. Nearly every home constructed today is rectangular in shape.

Supply Chain and Customer Base
Our raw materials are raw minerals purchased on the commodities market. We blend the ceramic materials in-house. They are essential to our businesses and are purchased worldwide in the ordinary course of business from numerous suppliers. In general, these materials are available from multiple sources. There are no shortages of raw minerals, and there are multiple acceptable substitutes for each raw mineral we require.

Our customers are "cultural creatives", primarily in the United States, who want to live in suburban/rural locations.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers of the Company
The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Morgan Bierschenk - Founder, Director, CEO, 2014 - Present

Mr. Bierschenk is the Company's Chief Executive Officer, Founder and a Director, and has served in these capacities since the Company's inception in 2014. He is an industrial engineer, programmer, sailor, and entrepreneur. Mr. Bierschenk began his career at Intel Corporation, where he was employed for over 5 years as a database programmer, business analyst, project manager, and industrial engineer. He then left his corporate career and embarked upon a decade long journey, sailing and travelling around the world. During this time he was focused on self education, meditation, volunteering, living simply, and doing no harm, while he investigated how to fully devote his time and attention in the greatest service to all of creation.

Mr. Bierschenk holds dual Bachelors of Science degrees in Industrial Engineering and Computer Information Systems from Washington State University.

Mr. Bierschenk's current primary role is with Geoship. As CEO, he is generally responsible for the overall success of the Company and for making top-level managerial decisions. His primary duties include communicating, on behalf of the Company, with shareholders, government entities, and the public; leading the strategic execution of Geoship's short-tem and long-term objectives; creating and implementing the Company's vision and mission; evaluating the work of other executive leaders and personnel within the Company; maintaining awareness of the regenerative architecture landscape, expansion opportunities, and industry developments; ensuring that the Company serves it's shareholders with high levels of social and ecological responsibility wherever it does business; assessing risks to the Company and ensuring they are monitored and minimized; setting strategic goals and making sure they are measured and met with skillful means.

Bastiaan Kools - Founder, Secretary, Director, Design and Creative Team, 2016-Present

Mr Kools current primary role is with Geoship. As the Creative Director, he is generally responsible for customer experience and product interaction design and has served in this capacity since joining the company. Bas is a product and experience designer with a Masters degree from the Royal College of Art. For the last one and a half decade he worked internationally as an independent designer and consultant for the public and private sector in the realms of design for public space, education, and products. He likes to say that "Design is about redefining the ways we relate to each other, our objects and the world around us".

Mr Kools current primary role in the company is to design the experience of future customers and stakeholders, both in the digital realm and the physical product realm. Through close collaboration, the Geoship founding partners, the team and additional external experts, design the optimal product experience through all stages of growth.

Adam Bierschenk - Founder, Director, Design and Engineering Team

Mr. Bierschenk currently serves as the company's Engineering Director, as founder he has played roles centered around manufacturing and design of Geoship since the company's inception. Adam's career has been shaped through hands-on experience in various fields and diverse teams.

He is a Machinist, Shipwright, Builder and Product Designer. He has recently served as Quality Control Manager for 3DX Industries (a metal 3d printing job shop in Ferndale, Wa) and Lead Designer for Swell Watercraft (a kayak manufacturer in Bellingham, Wa)

Mr. Bierschenk's current primary roles with Geoship are ensuring the product's design for manufacturing, creating CAD models, CNC machining, injection molding/casting process creation to execution, quality control, and installations. He engages in and oversees all aspects of Geoship's manufacturing and installation operations.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Washington law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees (including the officers). All live and work in California.

CAPITALIZATION AND OWNERSHIP

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	19,666,633
Voting Rights	One vote per share. All third party shareholders are required to execute a proxy agreement providing the right to vote their shares to the CEO of the Company.
Anti-Dilution Rights	None

The Company has the following debt outstanding:

Type of Security	SAFE
Amount outstanding	$158,000
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	January 1, 2023

Other material terms	From 2016 to 2019, the company received money from investors in the form of safe notes that are converting into common stock or notes in 2021.

Type of debt	Notes
Name of creditor	Masters Of The Void LLC
Amount outstanding	$1,000,000.00
Interest rate and payment schedule	10 year note. 1.5% interest for first 3 years, then 7% interest.
Amortization schedule	Interest only payments due quarterly.
Describe any collateral or security	Secured by 106 acres of commercial land at 12435 Bitney Springs Rd
Maturity date	July 10, 2030
Other material terms	Included equity based incentive grant, discount on future domes purchased from the Company.

The total amount of outstanding debt of the company is $1,158,000.

PREVIOUS OFFERINGS OF SECURITIES

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	2,000,000	$200.00	Administrative	July 26, 2017	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$68,100.00	Material and equipment purchases, product development, and market validation.	November 22, 2017	Rule 506(b)

SAFE (Simple Agreement for Future Equity)		$45,400.00	Product Development and Market Validation	September 10, 2018	Rule 506(b)
Common Stock	132,000	$67,072.00	In-kind rent	December 31, 2018	Rule 506(b)
SAFE (Simple Agreement for Future Equity)		$10,000.00	Product development and administrative	January 2, 2019	Rule 506(b)
SAFE (Simple Agreement for Future Equity)		$30,000.00	Administrative, legal, and market development.	September 11, 2019	Rule 506(b)
Common Stock	2,193,046	$1,069,894	Product Development	June 30, 2020	Regulation CF
Common Stock	697,127	$1,053,100	Product Development	June 30, 2020	Rule 506(b)

OWNERSHIP

A majority of the Company is owned by two people: Morgan Bierschenk, Bastiaan Kools.

Below the beneficial owners of 10% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Voting Equity Owned
Morgan Bierschenk	51.9%[1]
Bastiaan Kools	17.4%[2]
Adam Bierschenk	17.4%[3]

(1) Morgan Bierschenk owns 7,000,000 common shares and a voting proxy for an additional 3,211,173 shares.

(2) Bastiaan Kools promised 3,500,000 Options, which are convertible into 3,000,000 Common Shares by Q3 2021.

(3) Adam Bierschenk promised 3,500,000 Options, which are convertible into 1,233,120 Common Shares by Q3 2021. Morgan Bierschenk returned 3,000,000 of his 10,000,000 shares back into the pool, and Bas returned 500,000 of his promised 4,000,000 shares back into the pool, to make up Adam's 3,500,000 share option grant.

DILUTION

Investors in the Offering should understand the potential for dilution. The investor's stake in the Company could be diluted due to the Company's issuance of additional shares. In other words, if and when the Company issues more shares, the percentage of the Company that you individually own will decrease, even though the value of the Company, as a whole, may increase. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, corporate reorganization (such as transition to a multi-stakeholder cooperative model), or by conversion of certain instruments (e.g. convertible notes) into stock.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company completed its seed round of financing in June 2020. Following the Offering, we should have enough liquidity to execute our business plan until August 2021. Geoship plans to raise at least two more rounds of capital before we are in full production (profitable). Our most significant challenge is prototyping and designing for efficient mass manufacturing.

It is possible for Geoship to reach profitability through pilot production. However it is electing to continue development and scale to full production. Thus it does not expect to achieve profitability in the next 12 months and instead plans to focus on the following milestones: 1) Production of validation prototypes 2) Securing pre-orders 3) Optimizing the product design 4) Raising capital and scaling production

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated

on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons.

Loans

Description of the transaction	Simple loan agreement from Geoship to Morgan
Related Person/Entity	Morgan Bierschenk
Relationship to the Company	Founder, Director.
Total amount of money involved	$10,620.11
Date	June 26, 2020
Benefits or compensation received by related person	On-site housing to enable longer work hours.
Benefits or compensation received by Company	Repayment of loan with interest.

Description of the transaction	Simple loan agreement from Morgan to Geoship
Related Person/Entity	Morgan Bierschenk
Relationship to the Company	Founder, Director.
Total amount of money involved	$18,491.00
Date	July 27, 2017
Benefits or compensation received by related person	Zero interest loan from Morgan to Geoship to support operational expenses.
Benefits or compensation received by Company	Operating Capital

OTHER INFORMATION

Regulatory Information
Offering exemption: Regulation CF

The Company has not previously failed to comply with the ongoing reporting requirements of 17 CFR Section 227.202 (Regulation Crowdfunding).

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Morgan Bierschenk
_____
(Signature)

Morgan Bierschenk
_____
(Name)

Founder, Director, CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Morgan Bierschenk
_____
(Signature)

Morgan Bierschenk
_____
(Name)

Founder, Director, CEO
_____
(Title)

_____
(Date)

/s/Bastiaan Kools
_____
(Signature)

Bastiaan Kools
_____
(Name)

Founder, Secretary, Creative Director
_____
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

I, Morgan Bierschenk, the Chief Executive Officer of Geoship S.P.C, hereby certify that the financial statements of Geoship S.P.C, and notes thereto for the periods ending December 31, 2020 and December 31, 2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2019 the amounts reported on our tax returns were total income of $37,794; taxable income of -$46,065 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 20th, 2021.



Geoship Co-Founder and CEO

4/20/2021

GEOSHIP S.P.C

**FINANCIAL STATEMENTS
(UNAUDITED)**

**AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2020 AND 2019**

GEOSHIP S.P.C
Index to Financial Statements
(unaudited)

GEOSHIP S.P.C
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

	December 31, 2020	December 31, 2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	500,565	7,265
Inventories	14,176	1,221
Due from shareholders	9,520	-
Total Current Assets	524,261	8,486
Non-Current Assets		
Fixed assets, net	605,772	3,586
Total Non Current Assets	605,772	3,586
TOTAL ASSETS	$ 1,130,032	$ 12,072
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts payable	635	600
Note payable-short term	2,900	2,900
Credit cards	27,934	1,755
Other Current Liabilities	7,011	7,646
Total Current Liabilities	38,480	12,901
Non-Current Liabilities		
Shareholders Loans-long term	1,000,000	18,491
Convertible SAFEs Notes	158,220	163,220
Total Non-Current Liabilities	1,158,220	181,711
Total Liabilities	1,196,700	194,612
Equity		
Common Stock, $0.0001 par value, 25,000,000 shares authorized, 13,550,173 and 10,669,167 issued and outstanding as of December 31, 2020 and 2019	288	214
Preferred Stock, $0.0001 par value, 5,000,000 shares authorized, 0 issued and outstanding	-	-
Additional Paid In Capital	1,070,278	91,213
Retained Earnings	(273,967)	(219,374)
Net Income	(863,266)	(54,593)
Total Equity	(66,667)	(182,540)
TOTAL LIABILITIES & EQUITY	$ 1,130,032	$ 12,072

GEOSHIP S.P.C
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(unaudited)

	December 31, 2020	December 31, 2019
Revenue	$ -	$ 39,600
Cost of Goods Sold	94,911	1,806
Gross Margin	(94,911)	37,794
Expenses		
Advertising and Marketing	40,443	575
General and Administrative Expenses	624,035	77,991
Research and Development	103,178	12,589
Total Expense	767,656	91,155
Operating Income/(Loss)	(862,567)	(53,361)
Depreciation	(721)	(1,232)
Amortization	-	-
Non Operating Expenses		
Interest Expense	-	-
Other (Loss)/Income	22	-
Total Other Income (Expense)	(699)	(54,593)
Deferred Income Taxes	-	-
Net income/(Loss)	$ (863,266)	$ (54,593)

GEOSHIP S.P.C
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(unaudited)

	Common stock		Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount			
December 31, 2018	10,660,000	$ 213	$ 82,959	$ (219,374)	$ (136,203)
Sharebased compensation	9,167	1	8,254	-	8,255
Net income (loss)	-	-	-	(54,593)	(54,593)
Balance at December 31, 2019	10,669,167	214	91,213	(273,967)	(182,540)
Sharebased compensation	-	-	-	-	-
Issuance of shares	2,881,006	288	978,851	-	979,139
Net income (loss)	-	-	-	(863,266)	(863,266)
Balance at December 31, 2020	**13,550,173**	**$ 502**	**$ 1,070,064**	**$ (1,137,234)**	**$ (66,667)**

GEOSHIP S.P.C
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(unaudited)

	December 31, 2020	December 31, 2019
Cash flows from operating activities		
Net income	$ (863,266)	$ (54,593)
Depreciation	721	1,232
Sharebased compensation	-	8,255
Bad debt expense		2,350
Total Adjustments to reconcile Net Cash Provided		
By Operations:		
Inventory	(12,955)	2,265
Due from shareholder	(9,520)	(2,350)
Accounts payable	35	600
Credit cards	26,179	(519)
Other Current Liabilities	(635)	(346)
Net Cash Provided By Operating Activities:	**(859,441)**	**(43,105)**
Cash flows from Investing Activities		
Property and equipment	(602,907)	(2,250)
Net Cash used in investing activities	**(602,907)**	**(2,250)**
Cash flows from Financing activities		
Borrowings on Loans	981,583	2,900
Convertible Notes-SAFEs	(5,000)	49,720
Issuance of stock	979,065	-
Net cash received from financing activities	**1,955,648**	**52,620**
Net (decrease) increase in cash and cash equivalents	493,300	7,265
Cash and cash equivalents at beginning of period	7,265	-
Cash and cash equivalents at end of period	**$ 500,565**	**$ 7,265**

NOTE 1 – NATURE OF OPERATIONS

Geoship S.P.C was formed on January 4, 2014 ("Inception") in the State of WA. The financial statements of Geoship S.P.C (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Freeland, Washington.

Geoship is a material science and construction technology company operating as a Washington State Social Purpose Corporation. We design and produce affordable regenerative bioceramic composite homes. Our social purpose is to create tools for healthy living in community in harmony with the land. We envision a world in which everyone has a home and sense of belonging.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories
Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials are

determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies. The company inventory was in the amount of $0 and $1,221 respectively as of December 31, 2020 and 2019 respectively.

Property and Equipment

Property and equipment will be stated at cost when purchased. Depreciation will be computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period. As of December 31, 2020, and 2019, property and equipment were in the amount of $605,772 and $3,586 with accumulated depreciation of $5951 and $5,230 respectively.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The Company earns revenues primarily from sales of its regenerative bioceramic composite homes.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and WA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority for the last 3 years. The Company is not currently under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recently Issued and Adopted Accounting Pronouncements
In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also

require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

NOTE 3 – DEBT

Shareholders Loans

On July 27, 2017, the company signed a loan agreement with one of its founders' Morgan Bierschenk in the amount of $18,491. The loan carries no interest and matures after 72 months from the date of agreement. As of December 31, 2020, the loan had an outstanding balance of $0.

On July 6, 2020, the Company loaned Morgan Biershenk an amount of $10,620. The loan carries no interest rate and matures in 24 months from the agreement date. As of December 31, 2020, the outstanding balance of the loan is in the amount of $9,520 and it is classified as receivable.

Convertible SAFEs Notes
From 2016 to 2018, the company received money from investors in the form of SAFEs notes that will later be converted into common stock at an equity event. During 2020, $5,000 of SAFEs was converted to a loan and subsequently repaid in 2020. As of December 31, 2020 and December 31, 2019, the outstanding principal amount of SAFE was $158,220 and $163,220 respectively. The entire notes have been classified as non-current.

During 2020, the Company entered into a promissory note agreement with MOTV, LLC. The Company received a loan of $1,000,000, secured by a first priority lien on certain real estate and improvements located at 12435 Bitney Springs Road, Nevada City CA. The note carries an interest rate of 7.2% and matures after 10 years from the date of the agreement. As of December 31, 2020, the outstanding balance of this loan is in the amount of $1,000,000.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

On March 1, 2020, the company entered into one year commercial lease agreement with a certain landlord for an office and manufacturing space. As of December 31, 2020 and 2019, rent expense was in the amount of $67,545 and $32,823 respectively.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 25,000,000 shares of our common stock with $0.0001 par value.

On December 21, 2019, the company board of directors authorized a 5:1 stock split. Bringing the total number of shares issued from 2,133,000 to 10,660,000. The Company retroactively restated the issued shares.

As of December 31, 2020, the company has issued a total of 13,550,173 common shares. In addition, the Company reserved 6,116,460 shares for employee and contractor stock options. The options were granted during fiscal year 2021, and they would be converted into common share when the employees exercise the options.

The grand total cash from equity and debt contributions up to date by December 31, 2019 and December 31, 2020 was $163,220 and $2,291,111 respectively.

On Jan 2, 2020, the Company commenced an offering of its shares on the StartEngine.com crowdfunding portal, pursuant to Reg CF (Regulation Crowdfunding) under which a maximum of $1,070,000 may be raised. By July 1st, 2020, the offering was fully subscribed and closed.

As of December 31, 2020, and December 31, 2019, 13,550,173 shares and 10,660,000 shares were issued and outstanding respectively.

Preferred Stock

We have authorized the issuance of 5,000,000 shares of our preferred stock. As of December 31, 2020, and December 31, 2019, none were issued and outstanding in both years.

Share Based Compensation

During 2017, the Company authorized the 2017 Equity Incentive Plan (which may be referred to as the "Plan"). As of December 31, 2019 and December 31, 2020, the Company reserved 6,000,000 and 10,000,000 shares of its Common Stock respectively pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. *The increase from 6,000,000 to 10,000,000 includes the 3,000,000 shares Morgan Bierschenk is returning to the company to be issued as options.*

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of five years. The amount granted each calendar year to an employee or nonemployee is limited depending on the type of award.

As of December 31, 2020 and December 31, 2019, the Company has recognized share-based awards of $0 and $8,255, respectively.

NOTE 6 – RELATED PARTY TRANSACTIONS

On July 27, 2017, the company signed a loan agreement with one of its founders' Morgan Bierschenk in the amount of $18,491. The loan carries no interest and matures after 72 months from the date of agreement. As of December 31, 2020, the loan had an outstanding balance of $0.

On July 6, 2020, the Company loaned Morgan Biershenk an amount of $10,620. The loan carries no interest rate and matures in 24 months from the agreement date. As of December 31, 2020, the outstanding balance of the loan is in the amount of $9,520 and it is classified as receivable.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020 through April 27, 2021, the issuance date of these financial statements.

During the first quarter of 2021, The Company converted all of its SAFEs agreements into Common Stock, or loans that can be repaid with domes.

The Company is also in the process of issuing all promised options.

The Company co-founder and CEO, Morgan Bierschenk is returning 3,000,000 of his shares back into the pool, which are being issued as options vesting over 5 years to co-founders.

There have been no other events or transactions during this time which would have a material effect on these financial statements.